

March 7, 2013

Via E-mail
Christopher Lindop
Chief Financial Officer
Haemonetics Corporation
400 Wood Road
Braintree, MA 02184

   Re: **Haemonetics Corporation**
      Form 10-K for the Year Ended March 31, 2012
      Filed May 22, 2012
      Response submitted February 20, 2013
      Form 10-Q for the Quarterly Period Ended December 29, 2012
      Filed February 1, 2013
      File No. 001-14041

Dear Mr. Lindop:

   We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period ended December 29, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1. We note your CEO's statement in your January 30, 2013 conference call that you "will continue to ramp spending in the final quarter of this year as [you] focus on investing in those areas that represent greater growth potential, areas such as emerging markets, TEG clinical trials to accelerate market penetration, and incremental resources focused on delivering blood management solutions" and your CFO's statement about a "ramp up in R&D spending in the fourth quarter." Please provide us your analysis of how this Form 10-Q clearly provides all required disclosure about this fourth quarter increase in spending. Note that Regulation S-K Item 303(a)(3)(ii) requires disclosure of known trends or uncertainties that the registrant reasonably expects will have a material

favorable or unfavorable impact on net sales or revenues or income from continuing operations, and also states: "If the registrant knows of events that will cause a material change in the relationship between costs and revenues…, the change in the relationship shall be disclosed."

Gross Profit, page 23

2.   We note your disclosure here regarding a quality matter with the Y connector component. Please tell us the extent of installed products that include the Y connector and what warranty or other obligation you have for the related products. Also tell us with specificity what steps you and the contract manufacturer who supplied the component have taken to obtain a revised component that resolves the issue of potential leaks. Furthermore, tell us whether the component involves the assets you acquired on August 1, 2012 and, if so, what remedies you have against the seller of those assets from remaining consideration to be paid for the acquisition or otherwise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares, at (202) 551-3580, or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief

cc (via e-mail): Alexander Steffan